                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (Amendment No. 3)

                        ARTISTIC GREETINGS INCORPORATED

                                (Name of Issuer)
                        ARTISTIC GREETINGS INCORPORATED
                          ARTISTIC DIRECT INCORPORATED
                             Mr. Thomas C. Wyckoff

                       (Name of Persons Filing Statement)

                   TITLE                                      CUSIP NUMBER
--------------------------------------------  --------------------------------------------
                Common Stock

                (Title and CUSIP Number of Class of Securities)

                        ARTISTIC GREETINGS INCORPORATED

                                ONE KOMER CENTER
                                 P.O. BOX 1999
                          ELMIRA, NEW YORK 14902-1999
                                 (212) 735-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Person Filing Statement)

    This statement is filed in connection with (check the appropriate box):

a.            /X/     The filing of solicitation materials or an information statement subject to
                      Regulation 14A, Regulation 14C or Rule 13e-3 (c) under the Securities Exchange Act of 1934.
b.            / /     The filing of a registration statement under the Securities Act of 1933.
c.            / /     A tender offer.
d.            / /     None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

                           CALCULATION OF FILING FEE

Transaction           Amount of Filing Fee
Valuation*
$33,307,414           $6,662

*   Solely for purposes of calculating the filing fee and computed pursuant to
    Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds required to purchase all shares of the class of Common Stock pursuant to the merger described in the Proxy Statement.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount Previously Paid: $6,662

    Form or Registration No.: Schedule 14A Proxy Statement

    Filing Party: Artistic Greetings Incorporated

    Date Filed: January 26, 1998

    This Rule 13e-3 Transaction Statement (the "Statement") relates to the merger and the asset sale by Artistic Greetings Incorporated, a Delaware corporation (the "Company"), described in its preliminary proxy statement, dated April [ ], 1998 (the "Proxy Statement"), whereby AGI Acquisition Co. ("Newco"), a Delaware corporation and a wholly owned subsidiary of MDC Communications Corporation ("MDC"), an Ontario, Canada corporation, will merge with and into the Company, pursuant to which (a) the Company will be the surviving corporation and will become a wholly owned subsidiary of MDC and (b) each outstanding share of common stock, par value $0.10 per share, of the Company (other than stock of the Company owned by the Company, MDC or any of their respective subsidiaries) will be converted into the right to receive $5.70 in cash, without interest. Contemporaneously therewith, the Company will sell certain assets relating to the personalized product and catalog businesses of the Company (the "P&C Businesses") to Artistic Direct Incorporated, a New York corporation ("ADI"). This Amendment ("Amendment No. 3 to Schedule 13E-3") amends Amendment No. 2 to
Schedule 13E-3, dated April 1, 1998 (as hereby amended, the "Schedule 13E-3").

    This Statement amends and restates in entirety all of the Items of Schedule 13E-3.

    The following cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required to be included in response to the items of this Statement in the Preliminary Proxy Statement on Schedule 14A (the "Schedule 14A") filed by the Company with the Securities and Exchange Commission (the "Commission") on the date hereof. The information set forth in the Schedule 14A is hereby expressly incorporated herein by reference and the responses to each item herein are qualified in their entirety by the corresponding responses in the Schedule 14A.

                             CROSS-REFERENCE SHEET

SCHEDULE 13E-3 ITEMS                        LOCATION OF SCHEDULE 13E-3 ITEMS IN SCHEDULE 14A
--------------------  --------------------------------------------------------------------------------------------

Item l(a)             INTRODUCTION

Item l(b)             SUMMARY

Item l(c)             PRICE RANGE OF SHARES AND DIVIDENDS

Item l(d)             PRICE RANGE OF SHARES AND DIVIDENDS

Item l(e)             Not Applicable

Item l(f)             *

Item 2(a)-(d),(g)     INTRODUCTION; Schedule I

Item 2(e),(f)         *

Item 3(a)             SPECIAL FACTORS--Background of the Merger; THE ASSET PURCHASE AGREEMENT

Item 3(b)             SPECIAL FACTORS--Background of the Merger; THE ASSET PURCHASE AGREEMENT; ANNEX II

Item 4(a)             INTRODUCTION; SPECIAL FACTORS--Background of the Merger; SPECIAL FACTORS--Interests of
                      Certain Persons; THE MERGER AGREEMENT; THE ASSET PURCHASE AGREEMENT; THE STOCKHOLDERS
                      AGREEMENT; SPECIAL FACTORS--Plans for the Company after the Merger

Item 4(b)             INTRODUCTION; SPECIAL FACTORS--Background of the Merger; SPECIAL FACTORS--Interests of
                      Certain Persons; THE MERGER AGREEMENT; THE ASSET PURCHASE AGREEMENT; THE STOCKHOLDERS
                      AGREEMENT; SPECIAL FACTORS--Plans for the Company after the Merger

Item 5(a)             SPECIAL FACTORS--Plans for the Company after the Merger; SPECIAL FACTORS--Certain Effects of the Asset Sale; THE MERGER AGREEMENT; THE ASSET PURCHASE AGREEMENT

Item 5(b)             SPECIAL FACTORS--Plans for the Company after the Merger; SPECIAL FACTORS--CERTAIN EFFECTS OF
                      THE ASSET SALE; THE ASSET PURCHASE AGREEMENT

Item 5(c)             Not Applicable

Item 5(d)             Not Applicable

Item 5(e)             Not Applicable

Item 5(f)             Not Applicable

Item 5(g)             Not Applicable

Item 6                SOURCE AND AMOUNTS OF FUNDS; EXPENSES

Item 7(a)             SPECIAL FACTORS--Background of the Merger; SPECIAL FACTORS--Plans for the Company After the
                      Merger

Item 7(b)             SPECIAL FACTORS--Background of the Merger

Item 7(c)             SPECIAL FACTORS--Background of the Merger

SCHEDULE 13E-3 ITEMS                        LOCATION OF SCHEDULE 13E-3 ITEMS IN SCHEDULE 14A
--------------------  --------------------------------------------------------------------------------------------
Item 7(d)             SPECIAL FACTORS--Plans for the Company After the Merger; SPECIAL FACTORS--Certain Effects of
                      the Consummation of the Merger; CERTAIN FEDERAL INCOME TAX CONSEQUENCES

Item 8(a)             SPECIAL FACTORS--Background of the Merger; SPECIAL FACTORS-- Recommendation of the Company's
                      Board of Directors; SPECIAL FACTORS-- Perspective of ADI and Mr. Wyckoff; SPECIAL
                      FACTORS--Opinion of Financial Advisor; SPECIAL FACTORS--Interests of Certain Persons

Item 8(b)             SPECIAL FACTORS--Background of the Merger; SPECIAL FACTORS--Opinion of Financial Advisor;
                      SPECIAL FACTORS--Interests of Certain Persons

Item 8(c)             INTRODUCTION--Voting at the Special Meeting; RIGHTS OF OBJECTING STOCKHOLDERS

Item 8(d)             SPECIAL FACTORS--Background of the Merger; SPECIAL FACTORS--Certain Effects of the
                      Consummation of the Merger

Item 8(e)             SPECIAL FACTORS--Background of the Merger; SPECIAL FACTORS--Certain Effects of the
                      Consummation of the Merger

Item 8(f)             Not Applicable

Item 9                SPECIAL FACTORS--Opinion of Financial Advisor

Item 10               SPECIAL FACTORS--Interests of Certain Persons; SECURITY OWNERSHIP OF CERTAIN PERSONS

Item 11               THE MERGER AGREEMENT; THE STOCKHOLDERS AGREEMENT; THE ASSET PURCHASE AGREEMENT

Item 12(a)            SPECIAL FACTORS--Interests of Certain Persons; THE STOCKHOLDERS AGREEMENT

Item 12(b)            SUMMARY; SPECIAL FACTORS--Background of the Merger

Item 13(a)            RIGHTS OF OBJECTING STOCKHOLDERS

Item 13(b)            Not Applicable

Item 13(c)            Not Applicable

Item 14(a)            SELECTED CONSOLIDATED FINANCIAL DATA; INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Item 14(b)            Not Applicable

Item 15(a)            SPECIAL FACTORS--Interest of Certain Persons

Item 15(b)            SPECIAL FACTORS--Background of the Merger; SPECIAL FACTORS--Interest of Certain Persons;
                      SOURCE AND AMOUNT OF FUNDS; EXPENSES

Item 16               THE PROXY STATEMENT

Item 17               *

------------------------

*   The Item is located in this Schedule 13E-3 only.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a) Artistic Greetings Incorporated (the "Company") is a Delaware corporation that has its principal executive offices at One Komer Center, P.O. Box 1999, Elmira, New York 14902-1999.

(b) The Company's common stock, par value $0.10 per share (the "Shares"). The Board of Directors of the Company has fixed the close of business on
[           ], 1998 as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at, the special meeting of stockholders (the "Special Meeting"). Accordingly, only holders of record of the Shares at the close of business on the Record Date will be entitled to vote at the Special Meeting. At the close of business on the Record Date, there were
[         ] Shares outstanding and entitled to vote, held by approximately
[         ] stockholders of record.

(c) The Shares are listed on The Nasdaq Stock Market ("Nasdaq"). The information appearing under the caption "PRICE RANGE OF SHARES AND DIVIDENDS" in the Proxy Statement is incorporated herein by reference.

(d) The information appearing under the caption "PRICE RANGE OF SHARES AND DIVIDENDS" in the Proxy Statement is incorporated herein by reference.

(e) Not applicable.

(f) Since the commencement of the Company's second full fiscal year preceding the date of this Schedule 13e-3, the Company has purchased 500,000 Shares on May 30, 1997 at a price of $5.00 per share, pursuant to the exercise of a previously granted put right. Since the commencement of the Company's second full fiscal year preceding the date of this Schedule 13E-3, Mr. Wyckoff purchased 1,000 Shares on February 1, 1996 at a price of $2.63 per share, 5,400 Shares on March 7, 1996 at a price of $2.88 per share and was granted 10,000 Shares on August 8, 1996 by the Company.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(d) and (g) This statement is filed by the Company, who is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction, Artist Direct Incorporated ("ADI") and Mr. Thomas C. Wyckoff (Chief Operating Officer of the Company). The information set forth in Schedule I of the Revised Proxy Statement is incorporated herein by reference.

    (e), (f) During the last five years, none of the Company, ADI and, to the best of their knowledge, any of their respective executive officers or directors, including Mr. Wyckoff, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS.

(a) The information appearing under the captions "SPECIAL FACTORS--Background of the Merger," and "THE ASSET PURCHASE AGREEMENT" in the Proxy Statement is incorporated herein by reference.

(b) The information appearing under the captions "SPECIAL FACTORS--Background of the Merger," "THE ASSET PURCHASE AGREEMENT" and Annex II in the Proxy Statement is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information appearing under the captions "INTRODUCTION;" "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Interests of Certain Persons," "THE MERGER AGREEMENT," "THE ASSET PURCHASE AGREEMENT," "THE STOCKHOLDERS AGREEMENT" and "SPECIAL FACTORS--Plans for the Company after the Merger" in the Proxy Statement is incorporated herein by reference.

(b) The information appearing under the captions "INTRODUCTION," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Interests of Certain Persons," "THE MERGER AGREEMENT," "THE ASSET PURCHASE AGREEMENT," "THE STOCKHOLDERS AGREEMENT" and "SPECIAL FACTORS--Plans for the Company after the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a) The information appearing under the captions "SPECIAL FACTORS--Plans for the Company after the Merger," "SPECIAL FACTORS--Certain Effects of the Asset Sale," "THE MERGER AGREEMENT," and "THE ASSET PURCHASE AGREEMENT" in the Information Statement is incorporated herein by reference.

(b) The information appearing under the captions "SPECIAL FACTORS--Plans for the Company after the Merger," "SPECIAL FACTORS--Certain Effects of the Asset Sale" and "THE ASSET PURCHASE AGREEMENT" in the Information Statement is incorporated herein by reference.

(c)-(g) Not applicable.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(d) The information appearing under the caption "SOURCE AND AMOUNTS OF FUNDS; EXPENSES" in the Proxy Statement is incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a) The information appearing under the captions "SPECIAL FACTORS--Background of the Merger" and "SPECIAL FACTORS--Plans for the Company After the Merger" in the Proxy Statement is incorporated herein.

(b) The information appearing under the caption "SPECIAL FACTORS--Background of the Merger" in the Proxy Statement is incorporated herein by reference.

(c) The information appearing under the caption "SPECIAL FACTORS--Background of the Merger" in the Proxy Statement is incorporated herein by reference.

(d) The information appearing under the captions "SPECIAL FACTORS--Plans for the Company After the Merger," "SPECIAL FACTORS--Certain Effects of the Consummation of the Merger," "SPECIAL FACTORS--Certain Effects of the Asset Sale" and "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" in the Proxy Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)-(b) The information appearing under the captions "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Recommendation of the Company's Board of Directors," "SPECIAL FACTORS--Perspective of ADI and Mr. Wyckoff," "SPECIAL FACTORS--Opinion of Financial Advisor" and "SPECIAL FACTORS--Interests of Certain Persons" is incorporated herein by reference.

(c) The information appearing under the captions "INTRODUCTION--Voting at the Special Meeting" and "RIGHTS OF OBJECTING STOCKHOLDERS" in the Proxy Statement is incorporated herein by reference.

(d)-(e) The information appearing under the captions "SPECIAL
FACTORS--Background of the Merger" and "SPECIAL FACTORS--Certain Effects of the Consummation of the Merger" in the Proxy Statement is incorporated herein by reference.

(f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a)-(c) The information appearing under the caption "SPECIAL FACTORS--Opinion of Financial Advisor" in the Proxy Statement is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The information appearing under the caption "SPECIAL FACTORS--Interests of Certain Persons" and "SECURITY OWNERSHIP OF CERTAIN PERSONS" in the Proxy Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information appearing under the captions "THE MERGER AGREEMENT," "THE STOCKHOLDERS AGREEMENT" and "THE ASSET PURCHASE AGREEMENT" in the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

(a) The information appearing under the captions "SPECIAL FACTORS--Interests of Certain Persons" and "THE STOCKHOLDERS AGREEMENT" in the Proxy Statement is incorporated herein by reference.

(b) The information appearing under the captions "SUMMARY" and "SPECIAL FACTORS --Background of the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

(a) The information appearing under the captions "RIGHTS OF OBJECTING STOCKHOLDERS" in the Proxy Statement is incorporated herein by reference.

(b) Not applicable.

(c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

(a) The information appearing (i) under the caption "SELECTED CONSOLIDATED FINANCIAL DATA" in the Proxy Statement and (ii) in the financial statements included in the Annual Report on Form 10-K for the year ended December 31, 1997 to be attached as Annex VI to the Proxy Statement is incorporated herein by reference.

(b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

(a) The officers and employees of the Company will perform tasks which would be expected to arise in connection with the transaction. The information appearing under the caption "SPECIAL FACTORS-- Interest of Certain Persons" in the Proxy Statement is incorporated herein by reference.

(b) The information appearing under the captions "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Interest of Certain Persons" and "SOURCE AND AMOUNT OF FUNDS; EXPENSES" in the Proxy Statement is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

    Reference is hereby made to the Proxy Statement, which is referenced hereto as Exhibit (d), and incorporated in its entirety herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1) NationsCredit Commercial Corporation Commitment Letter.

(a)(2) Empire State Economic Development Fund Resolutions.

(a)(3) Chemung County Industrial Development Agency Letter.

(a)(4) City of Elmira Industrial Loan Letter.

(b) Opinion of PaineWebber Incorporated.

(c)(1) Agreement and Plan of Merger, dated December 21, 1997.

(c)(2) Stockholders Agreement, dated December 21, 1997.

(c)(3) Asset Purchase Agreement, dated December 21, 1997.

(d) Proxy Statement, dated April [  ], 1998, incorporated by reference to
Schedule 13E-3.

(e) Text of Section 262 of the General Corporation Law of the State of Delaware.

                                                                     EXHIBIT (E)

                           TEXT OF SECTION 262 OF THE
                GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

SECTION 262, APPRAISAL RIGHTS.

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (OR DEPOSITORY RECEIPTS IN RESPECT THEREOF) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: April 16, 1998

                                ARTISTIC GREETINGS INCORPORATED

                                By:               /s/ STUART KOMER
                                     -----------------------------------------
                                                 Name: Stuart Komer
                                            Title: Chairman of the Board

                                ARTISTIC DIRECT INCORPORATED

                                By:            /s/ THOMAS C. WYCKOFF
                                     -----------------------------------------
                                              Name: Thomas C. Wyckoff
                                                       Title:

                                               /s/ THOMAS C. WYCKOFF
                                     -----------------------------------------
                                                 Thomas C. Wyckoff

                                       8